UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                          IXC COMMUNICATIONS, INC.
                       -----------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                 -----------------------------------------
                       (Title of Class of Securities)

                                 450713102
                            -------------------
                               (CUSIP Number)


                           Thomas E. Taylor, Esq.
                       General Counsel and Secretary
                            Cincinnati Bell Inc.
                           201 East Fourth Street
                        Cincinnati, Ohio 45201-2301
                               (513) 397-1504
           -----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               JULY 20, 1999
                         -------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other copies to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450713102


      1.  Name of Reporting Person:                      Cincinnati Bell Inc.

          I.R.S. Identification Number of Above
          Person:                                             31-1056105

      2.  Check the appropriate Box if a Member of              (a)  [  ]
          a Group
                                                                (b)  [X]
      3.  SEC Use Only

      4.  Source of Funds:                                        WC
                                                                  00
      5.  Check Box if Disclosure of Legal
          Proceedings is Required Pursuant to
          Item 2(d) or 2(e):                                     [  ]

      6.  Citizenship or Place of Organization:                  Ohio

Number of Shares Beneficially Owned by
Reporting Person With:

      7.  Sole Voting Power:                                    300,000

      8.  Shared Voting Power:                                14,320,223

      9.  Sole Dispositive Power:                               300,000

     10.  Shared Dispositive Power:                               None

     11.  Aggregate Amount Beneficially Owned by
          Reporting Person:                                   14,620,223

     12.  Check Box if the Aggregate Amount in
          Row (11) Excludes Certain Shares:                      [  ]

     13.  Percent of Class Represented by Amount
          in Row (11):                                           39.2%

     14.  Type of Reporting Person:                               CO

Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("IXC Common Stock"), of IXC Communications, Inc., a Delaware corporation ("IXC"). The address of the principal executive offices of IXC is 1122 Capital of Texas Highway South, Austin, Texas 78746-6426.

Item 2.  Identity and Background.

     Cincinnati Bell Inc. ("Cincinnati Bell") is an Ohio corporation with its principal office and business at 201 East Fourth Street, Cincinnati, Ohio 45201-2301. Cincinnati Bell is a diversified telecommunications services holding company that is organized on the basis of products and services. Cincinnati Bell's segments are strategic business units that offer distinct products and services, organized around a telecommunications core, and are aligned with specific subsidiaries of Cincinnati Bell.

     The attached Schedule I is a list of the directors and executive officers of Cincinnati Bell which contains the following information with respect to each such person:

     (a) name;

     (b) business address;

     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (d) citizenship.

     During the last five years, neither Cincinnati Bell nor, to the best of Cincinnati Bell's knowledge, any person named in Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the Stockholder Agreement dated as of July 20, 1999 (the "Stockholder Agreement"), between Cincinnati Bell and the General Electric Pension Trust ("GE") and the Stockholders Agreement dated as of July 20, 1999 (the "Stockholders Agreement" and, together with the Stockholder Agreement, the "Stockholders Agreements"), among Cincinnati Bell and certain stockholders of IXC set forth on Schedule A thereto (collectively, the "Significant Stockholders"), Cincinnati Bell may be deemed to be the beneficial owner of 14,320,223 shares of IXC Common Stock. See the response to Item 5. GE and the Significant Stockholders entered into the Stockholders Agreements to induce Cincinnati Bell to enter into the Agreement and Plan of Merger dated as of July 20, 1999 (the "Merger Agreement"), among Cincinnati Bell, Ivory Merger Inc., a Delaware corporation and wholly owned subsidiary of Cincinnati Bell ("Sub"), and IXC.

     Pursuant to the Stock Purchase Agreement dated as of July 20, 1999 (the "Stock Purchase Agreement"), between Cincinnati Bell and GE, Cincinnati Bell purchased 300,000 shares of IXC Common Stock at a total cost of $15,000,000. Such amount was funded out of Cincinnati Bell's working capital, which may at any given time include margin loans made by brokerage firms in the ordinary course of business.

     The descriptions of the Merger Agreement, the Stockholders Agreements and the Stock Purchase Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4.

Item 4.  Purpose of Transaction.

     The Stockholders Agreements were entered into as a condition to the willingness of Cincinnati Bell to enter into the Merger Agreement and to increase the likelihood that the approval of IXC's stockholders required in connection with the merger of Sub with and into IXC (the "Merger") pursuant to the terms of the Merger Agreement will be obtained. In the Merger, IXC will continue as the surviving corporation ("Surviving Corporation") and as a wholly owned subsidiary of Cincinnati Bell.

     In addition to providing for the Merger, the Merger Agreement restricts IXC from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), selling certain assets, changing its capitalization (including by purchasing any of its capital stock or by issuing any capital stock or other voting securities), amending its restated certificate of incorporation or by-laws, paying dividends, incurring indebtedness, making loans or advances to other persons, making certain acquisitions and making certain capital expenditures, and otherwise requires IXC to operate in the ordinary course of business. The restrictions described in this paragraph are subject to certain exceptions.

     Pursuant to the Merger Agreement, in connection with the Merger the directors of Sub immediately prior to the effective time of the Merger (the "Effective Time") will be the directors of the Surviving Corporation. Pursuant to the Merger Agreement, in connection with the Merger the restated certificate of incorporation of IXC will be amended so that the first sentence of Article IV reads in its entirety as follows: "The total number of shares of stock which the Corporation shall have authority to issue is 6,000,000 consisting of (i) three million (3,000,000) shares of common stock, par value $.01 per share and (ii) three million (3,000,000) shares of preferred stock, par value $.01 per share." Such restated certificate of incorporation, as amended, of IXC will be the certificate of incorporation of the Surviving Corporation.

     In connection with the Merger, it is expected that IXC Common Stock will be delisted from the NASDAQ National Market System and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Stock Purchase Agreement was entered into as a condition to the willingness of GE to enter into the Stockholder Agreement and to increase the likelihood that the approval of IXC's stockholders required in connection with the Merger pursuant to the terms of the Merger Agreement (described above) will be obtained.

     Cincinnati Bell intends, subject to (i) obtaining approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (ii) the provisions of the Stock Purchase Agreement, to purchase for cash an additional 4,699,345 shares of IXC Common Stock from GE. Any material changes in the percentage of IXC Common Stock beneficially owned by Cincinnati Bell will be reported by the filing of an amendment to this
Schedule 13D in accordance with Rule 13d-2 under the Exchange Act.

     The descriptions of the Merger Agreement, the Stockholders Agreements and the Stock Purchase Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4.

Item 5.  Interest in Securities of the Issuer.

     As of July 20, 1999, approximately 14,320,223 shares of IXC Common Stock were subject to the Stockholders Agreements, and, as of July 27, 1999, pursuant to the Stock Purchase Agreement, 300,000 shares of IXC Common Stock had been purchased by Cincinnati Bell. Such shares represented approximately 39.2% of IXC Common Stock issued and outstanding as of July 20, 1999.

     Under the terms of the Stockholders Agreements, GE and the Significant Stockholders have agreed, among other things, (i) to vote (or cause to be voted) their respective shares of IXC Common Stock in favor of (a) the approval and adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) subject to certain exceptions, not to sell, transfer, pledge, assign or otherwise dispose of any of such shares or enter into any arrangement with respect to the sale, transfer, pledge, assignment or other disposition of such shares, and (iii) not to grant any proxy or authorization with respect to such shares. Accordingly, pursuant to the Stockholders Agreements, Cincinnati Bell may be deemed to have acquired shared voting power with respect to the IXC Common Stock subject to the Stockholders Agreements.

     The descriptions of the Merger Agreement, the Stockholders Agreements and the Stock Purchase Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth under Items 3, 4 and 5 above are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit 1: Agreement and Plan of Merger dated as of July 20, 1999, among Cincinnati Bell, Sub and IXC [incorporated by reference to Exhibit 2.1 to Cincinnati Bell's Form 8-K filed on July 22, 1999].

         Exhibit 2: Stockholders Agreement dated as of July 20, 1999, among Cincinnati Bell and the Significant Stockholders [incorporated by reference to Exhibit 99.1 to Cincinnati Bell's Form 8-K filed on July 22, 1999].

         Exhibit 3: Stockholder Agreement dated as of July 20, 1999, between
                    Cincinnati Bell and GE [incorporated by reference to
                    Exhibit 99.2 to Cincinnati Bell's Form 8-K filed on
                    July 22, 1999].

        *Exhibit 4: Stock Purchase Agreement dated as of July 20, 1999, between
                    Cincinnati Bell and GE.


* Filed Herewith

                                (Signature)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 1999

                                   CINCINNATI BELL INC.

                                   By:
                                        /s/ Thomas E. Taylor
                                       -------------------------------------
                                       Name:  Thomas E. Taylor
                                       Title: General Counsel and Secretary

                                 SCHEDULE I

                     Name, business address and present
                   principal occupation or employment of
                  the directors and executive officers of
                            Cincinnati Bell Inc.
          --------------------------------------------------------



Name, Business Address             Principal Occupation        Citizenship

James D. Kiggen                    Chairman of the Board of    United States of
  Cincinnati Bell Inc.             Cincinnati Bell Inc.        America
  201 East Fourth Street
  Cincinnati, Ohio 45201-2301

Daniel J. Meyer                    Chairman, President and     United States of
  Milacron, Inc.                   Chief Executive Officer of  America
  655 Eden Park Drive              Milacron, Inc.
  Suite 850
  Cincinnati, Ohio 45202

Mary D. Nelson                     President of Nelson & Co.   United States of
  Nelson & Co.                                                 America
  105 West Fourth Street
  Suite 1120
  Cincinnati, Ohio 45202

Richard G. Ellenberger             President and Chief         United States of
  Cincinnati Bell Inc.             Executive Officer of        America
  201 East Fourth Street           Cincinnati Bell Inc.
  Cincinnati, Ohio 45201-2301

Karen M. Hoguet                    Chief Financial Officer,    United States of
  Federated Department Stores,     Senior Vice President and   America
  Inc.                             Treasurer of Federated
  7 West Seventh Street            Department Stores, Inc.
  Cincinnati, Ohio 45202

David B. Sharrock                  Consultant                  United States of
  Consultant                                                   America
  4658 Beecher Court
  New Albany, Ohio 43054

Phillip R. Cox                     President and Chief         United States of
  Cox Financial Corporation        Executive Officer of Cox    America
  105 East Fourth Street           Financial Corporation
  Suite 600
  Cincinnati, Ohio 45202

William A. Friedlander             Chairman of Bartlett & Co.  United States of
  Bartlett & Co.                                               America
  36 East Fourth Street
  Cincinnati, Ohio 45202

Name, Business Address             Principal Occupation        Citizenship

John T. LaMacchia                  President and Chief         United States of
  CellNet Data Systems Inc.        Executive Officer of        America
  125 Shoreway Road                CellNet Data Systems Inc.
  San Carlos, CA 94070

Kevin W. Mooney                    Chief Financial Officer of  United States of
  Cincinnati Bell Inc.             Cincinnati Bell Inc.        America
  201 East Fourth Street
  Cincinnati, Ohio 45201-2301

Thomas E. Taylor                   General Counsel and         United States of
  Cincinnati Bell Inc.             Secretary of Cincinnati     America
  201 East Fourth Street           Bell Inc.
  Cincinnati, Ohio 45201-2301

Mary E. McCann                     Vice President,             United States of
  Cincinnati Bell Inc.             Controller of Cincinnati    America
  201 East Fourth Street           Bell Inc.
  Cincinnati, Ohio 45201-2301

Mark W. Peterson                   Vice President,             United States of
  Cincinnati Bell Inc.             Treasurer of Cincinnati     America
  201 East Fourth Street           Bell Inc.
  Cincinnati, Ohio 45201-2301

Michael W. Callaghan               Vice President, Corporate    United States of
  Cincinnati Bell Inc.             Development of Cincinnati    America
  201 East Fourth Street           Bell Inc.
  Cincinnati, Ohio 45201-2301

Robert C. Coogan                   Vice President,              United States of
  Cincinnati Bell Inc.             Internal Audits of           America
  201 East Fourth Street           Cincinnati Bell Inc.
  Cincinnati, Ohio 45201-2301